Form C/A


Offering Statement

of

Spotlight: Girls

("Spotlight: Girls," the "issuer,"

the "company," "we," "our," "us")

Offering of Preferred Stock


A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission the ("SEC") does not pass upon the merits of any securities offered or the terms of the offering , nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

We will file a report with the SEC annually and post the report on our website no later than 120 days after the end of each fiscal year covered by the report.

We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (2) filing at least one annual report pursuant to Regulation Crowdfunding and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation Crowdfunding and having total assets that do not exceed $10,000,000, (4) the repurchase of all the securities sold in this offering by the company or another party, including any payment in full of debt securities or any complete redemption of redeemable securities or (5) the liquidation or dissolution of the company in accordance with state law.

Pursuant to Rule 201 of Regulation Crowdfunding (§ 227.201), an issuer offering or selling securities in reliance on section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") must disclose the following information.

(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the issuer.

Name	Form of Organization	Jurisdiction of Organization	Date of organization	Physical address	Website
Spotlight: Girls	California Benefit Corporation	California	May 10, 2016 (converted from Glitter & Razz Productions LLC, which was formed on October 9, 2012)	671 63rd Street, Oakland, CA 94609	www.spotlightgirls.com

(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including:

(1) Each person's principal occupation and employment, including whether any officer is employed by another employer; and

(2) The name and principal business of any corporation or other organization in which such occupation and employment took place.

Name	Position(s) with the Issuer	Time period position(s) with the issuer have been held	Principal occupation and employment	Organization in which such occupation and employment has taken place
Lynn Johnson	Director, President of the Board, and all officers	2016-present	CEO	Spotlight: Girls
Allison Kenny	Director	2016-present	Author, Blogger, and Co-Founder and Creative Director of Spotlight: Girls	Spotlight: Girls; Self-employed

Steve Wright	Director	2016-present	Educator	Oakland Technical High School

(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of beneficial owner	Ownership percentage
Lynn Johnson, Common Stock	46.9%
Allison Kenny, Common Stock	46.9%

(d) A description of the business of the issuer and the anticipated business plan of the issuer.

Spotlight: Girls (formerly known as Glitter & Razz Productions LLC) is a women-owned certified B Corp based in Oakland, CA with a mission to educate, inspire, and activate girls and women to take center stage. We produce media, events and learning experiences with and for girls and girl advocates that promote creativity, courage, connection, and radical care. We have been offering a variety of girls' camps and programs since 2003 and started offering Go Girls! girls' camps and afterschool programs in 2008. Since then, there have been 63 Go Girls! sessions. Over 2,000 girls have attended summer camps, and over 1,000 have attended winter break camps and afterschool programs. Go Girls! camps have operated in various cities of California—Oakland, Berkeley, San Francisco, Palo Alto, Alameda, Santa Cruz—as well as on the Hoopa Indian Reservation in Humboldt County, California.

Our current goals are to

1. **Launch a program (the "Go Girls! Licensing Program") to license our Go Girls! camp and afterschool curriculum (the "Go Girls! Curriculum").** We have been working over the last few months to complete the Go Girls! Curriculum for replication in various communities all over the country. We currently have 5 potential inaugural licensees and our goal is to provide them and all future licensees with an accessible and user-friendly online learning experience. We will improve our website to integrate learning modules for Go Girls! licensees.
2. **Build an online registration platform for educational programs for children.** In-the-room experiences are enhanced through high-quality technology. Workshop leaders, facilitators, and teaching artists would benefit from easy-to-use software that allows them to register students, track data about their development and maintain safe and powerful communication with them and their parents. We've tested out many camp and enrichment program registration software and none of it meets our needs, so we have decided to build a platform that does.

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3. **Creating empowering media for young girls.** We believe that in order for girls to feel safe and inspired to step into the spotlight, they need to be able to see themselves reflected back in the media and entertainment they consume. Girls and women of color, trans girls and gender non-conforming folks can struggle to find positive representations of themselves in media. Because of this, we will continue our partnership with the GRAMMY-nominated Alphabet Rockers to create original media that lifts up the stories and images of these girls. We are also building a partnership with music industry veteran and cultural strategist Anasa Troutman (and her company Culture Shift Creative) to build Shelectricity, a multimedia platform specifically for tween and teen girls.

(e) The current number of employees of the issuer.

3 full-time year-round employees, 2 part-time year-round employees, and approximately 35 seasonal employees.

(f) A discussion of the material factors that make an investment in the issuer speculative or risky.

Each prospective investor is hereby advised (a) that investing in securities involves a high degree of risk, including risk of losing the entire investment, and (b) to carefully read and consider the following risk factors and all other materials provided in determining whether or not to invest.

The following list of risk factors, and any other risk factors stated in this offering statement, are not intended and should not be understood as an exhaustive list of all risks related to an investment.

We have incurred losses in the last few years and may incur future losses.
Although we have generated a profit from operations in the past, as of the date of our most recent financial statements, we had an accumulated deficit of $252,232. We expect to continue to experience losses from operations, and we cannot predict when or if we will become profitable. If we achieve profitability, we may not be able to sustain it.

Investors have very limited voting rights, and our officers, directors and key persons will continue to have substantial control over the company after the offering. Except as required by law, the Preferred Shares (as described and defined in Item (m) below) have no voting rights and all shareholder voting rights belong to holders of Common Shares. Officers, directors and key persons own 100% of the outstanding Common Shares. They paid an average price of $0 per share as compared with the public offering price of $5 per share. These persons generally control all aspects of the company's vision, strategy and day to day operations and will continue to do so after the offering. Investors must rely on these persons to elect qualified directors and on the company's directors and officers to make strategic and operational decisions that will enable the company to succeed.

Because there is no market for our Preferred Shares, investors may not be able to sell their shares.

Investors may never be able to sell their shares or recover any part of their investment, unless we are able to complete a subsequent public offering or we are able to sell the company for cash or merge with a public company.

The offering price of our Preferred Shares is arbitrary.

The offering price of $5 per share bears no relationship to established value criteria such as net tangible assets, or a multiple of earnings per share and accordingly should not be considered an indication of the actual value of the company.

(g) The minimum target offering amount and the deadline to reach the minimum target offering amount.

The minimum target offering amount is $50,000, and the deadline to reach such amount is November 15, 2018.

If the sum of the investment commitments does not equal or exceed the minimum target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

(h) Whether the issuer will accept investments in excess of the minimum target offering amount and, if so, the maximum amount that the issuer will accept and how oversubscriptions will be allocated, such as on a pro-rata, first come-first served, or other basis.

We will accept investments in excess of the minimum target offering amount, up to a total of $250,000. Oversubscriptions will be allocated on a first-come, first-served basis.

(i) A description of the purpose and intended use of the offering proceeds.

If we raise the minimum target offering amount, we will use the proceeds to improve our website to integrate learning modules for Go Girls! licensees and build the online registration system described in Item (d) above.

If we raise more than the minimum target offering amount, we will use the proceeds as follows:

Use	Maximum proceeds allocated
Bring our Curriculum Development Specialist to full time	$50,000
Bring our Administrative Assistant to full time	$30,000
Partner with Anasa Troutman and Culture Shift Creative	$85,000
Partner with Alphabet Rockers to create music, videos and new programming	$85,000

(j) A description of the process to complete the transaction or cancel an investment commitment.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in our offering materials.

This offering's intermediary, MiTec, PBC (dba Crowdfund Mainstreet) ("CMS") will notify investors when the minimum target offering amount has been met.

If we reach the minimum target offering amount prior to the deadline identified in our offering materials, we may close the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to us upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The issuer may decide to terminate an offering at any time. An offering may also be cancelled if the target raise is not reached. If this occurs, the investor is entitled to a full refund. Within five business days following the cancellation of the offering, CMS will

Send the investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that you are expected to receive.

Direct the refund of the investor's funds. Please note that the Company may choose not to accept an investment for any reason.

A description of the process to complete the transaction is included in the investor education materials provided on the CMS platform.

(k) A statement that if an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

(l) The price to the public of the securities or the method for determining the price.

The current price to the public of the securities is $5.00 per share.

Prior to any sale of securities, each investor shall be provided in writing the final price and all required disclosures.

(m) A description of the ownership and capital structure of the issuer, including:

(1) The terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer.

The issuer has two classes of security: Common Shares and Preferred Shares.

There are 426,400 Preferred Shares and 400,000 Common Shares outstanding.

The securities being offered are Preferred Shares. A minimum target of 10,000 and a maximum of 50,000 Preferred Shares are being offered.

Below are the principal terms of the Preferred and Common Shares.

Preferred Dividends

Preferred Shareholders will be entitled to receive annual non-cumulative dividends, when, as, and if declared by the Board, out of any funds and assets of the company legally available therefor, equal to 6% of the "Original Issue Price" (defined as $5.00 per Preferred Share (as adjusted for any future stock dividends, combinations, splits, recapitalizations, and the like), prior and in preference to the payment of any dividend on any Common Share (other than a stock dividend that is payable in Common Shares).

Additional Preferred Dividends

In any year in which the Preferred Net Income Amount (defined as the amount derived from the following formula (the company's net income minus $100,000) multiplied by 10%) exceeds zero, the Preferred Shareholders shall be entitled to receive, out of any funds and assets of the company legally available therefor, non-cumulative dividends equal to such Shareholder's pro rata share of the Preferred Net Income Amount, prior and in preference to the payment of any dividend on the Common Shares (other than a stock dividend that is payable in Common Shares).

No Participation Rights

If, after full Preferred Dividends and Additional Preferred Dividends on the Preferred Shares have been paid or declared and set apart in any fiscal year of the company, the Board may declare additional dividends out of funds legally available therefor. These additional dividends may be declared solely on the Common Shares.

Redemption

The company reserves the right to redeem any or all, or any portion of, the Preferred Shares at any time. The Redemption Price for each share shall be the Original Issue Price plus the amount of all declared and unpaid dividends thereon.

A Preferred Shareholder is entitled to request redemption of his or her shares at a price equal to the Redemption Price.

If the Board determines that a requested redemption may impair the company's ability to operate effectively, the Board may limit, postpone, or refuse the redemption.

Liquidation Preference (in the case of dissolution or sale)

In the event of any liquidation, dissolution, or winding up of the company, the funds and assets that may be legally distributed to the company's shareholders (the "Available Funds and Assets") shall be distributed in the following manner.

1.   Each Preferred Shareholder will receive an amount per share equal to the Original Issue Price plus all declared and unpaid dividends thereon (the "Preference Amount"). If the Available Funds and Assets are insufficient to permit payment of the Preference Amount to each Preferred Shareholder, then the Available Funds and Assets will be distributed pro rata among the Preferred Shareholders according to the number of Preferred Shares held by each.

2.   If there are any Available Funds and Assets remaining after the Preferred Shareholders receive their Preference Amounts, then all such remaining Available Funds and Assets shall be distributed pro rata among the Common Shareholders according to the number of Preferred Shares held by each.

Voting Rights

Except as required by law, only the Common Shares shall have voting rights, and the Preferred Shares shall have no voting rights.

Section 903 of the California Corporations Code requires that an amendment to the issuer's Articles of Incorporation be approved by the Preferred Shareholders if the amendment would

Increase or decrease the number of authorized Preferred Shares (other than an increase as provided in either subdivision (b) of Section 405 of subdivision (c) of Section 902 of the California Corporations Code).

 Effect an exchange, reclassification, or cancellation of all or part of the Preferred Shares, including a reverse stock split but excluding a stock split.

Effect an exchange, or create a right of exchange, of all or part of the shares of another class into Preferred Shares.

Change the rights, preferences, privileges or restrictions of the Preferred Shares.

Create a new class of shares having rights, preferences or privileges prior to the Preferred Shares.

Increase the rights, preferences or privileges or the number of authorized shares of any class having rights, preferences or privileges prior to the Preferred Shares.

Divide the Preferred Shares into series having different rights, preferences, privileges or restrictions or authorize the Board to do so.

Cancel or otherwise affect dividends on the Preferred Shares which have accrued but have not been paid.

In addition to approval by the Preferred Shareholders as provided above, such proposed amendment must also be approved by Common Shareholders.

The above is only a summary of key terms. It is not a complete description of the rights of the Preferred and Common Shareholders. Please see the company's Articles of Incorporation, which are filed with the SEC with this offering statement as **Exhibit A**, and applicable law for a fuller description of the terms of the securities.

(2) A description of how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered.

As holders of a majority-in-interest of voting rights in the company, the principal shareholders may make decisions with which the investor disagrees, or that negatively affect the value of the investor's securities in the company, and the investor will have no recourse to change these decisions. The investor's interests may conflict with those of other investors, and there is no guarantee that the company will develop in a way that is optimal for or advantageous to the investor.

Please also see Items (f) and (m)(1) above.

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Please see Item (c) above.

(4) How the securities being offered are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Please see Item (f) above.

(5) The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

Minority ownership. An investor in the company will likely hold a minority position in the company, and thus be limited as to its ability to control or influence the governance and operations of the company.

The marketability and value of the investor's interest in the company will depend upon many factors outside the control of the investor. The company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board, and the investor will have no independent right to name or remove an officer or member of the Board of the company.

Following the investor's investment in the company, the company may sell interests to additional investors, which will dilute the percentage interest of the investor in the company. The investor may have the opportunity to increase its investment in the company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the company, if any, will depend upon the maturity and objectives of the company. The declining of an opportunity or the inability of the investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the investor's interest in the company.

Additional issuances of securities. Following the investor's investment in the company, the company may sell interests to additional investors, which will dilute the percentage interest of the investor in the company. The investor may have the opportunity to increase its investment in the company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the company, if any, will depend upon the maturity and objectives of the company. The declining of an opportunity or the inability of the investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the investor's interest in the company.

Issuer repurchases of securities. The company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the investor, and create pressure on the investor to sell its securities to the company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the company, the investor will have limited or no ability to influence a potential sale of the company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the company and the Board to manage the company so as to maximize value for shareholders. Accordingly, the success of the investor's investment in the company will depend in large part upon the skill and expertise of the executive management of the company and the Board. If the Board authorizes a sale of all or a part of the company, or a disposition of a substantial portion of the company's assets, there can be no guarantee that the value received by the investor, together with the fair market estimate of the value remaining in the company, will be equal to or exceed the value of the investor's initial investment in the company.

Transactions with related parties. The investor should be aware that there will be occasions when the company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of the company will be guided by their good faith judgment as to the company's best interests. The company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the company to its shareholders. By acquiring an interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

(6) A description of the restrictions on transfer of the securities, as set forth in 17 CFR § 227.501.

Preferred Shares may not be transferred for one year after they are issued unless they are transferred:

(i) To the issuer;

(ii) To an accredited investor;

(iii) As part of an offering registered with the SEC; or

(4) To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

(b) For purposes of this Item (m)(6), the term accredited investor shall mean any person who comes within any of the categories set forth in 17 CFR § 230.501(a), or who the issuer reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

(c) For purposes of this Item (m)(6), the term member of the family of the investor or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this Item (m)(6), the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

(n) The name, SEC file number and Central Registration Depository (CRD) number (as applicable) of the intermediary through which the offering is being conducted.

The name of the intermediary is MiTec, PBC (dba Crowdfund MainStreet). The SEC file number of the intermediary is CMS SEC file number is 007-00133. The intermediary does not have a CRD number.

(o) A description of the intermediary's financial interests in the issuer's transaction and in the issuer, including:
(1) The amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering, and
(2) Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest.

The amount of compensation to be paid to CMS is 6.5% of offering proceeds that are actually distributed to the issuer.

(p) A description of the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms.

Lender/Agreement	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Community Ventures	$94,155.07	Annual royalty payment in the amount of 2% of gross revenues from the prior calendar year.	2026	The royalty payment will be made each year from 2018 through 2026 but the total of all royalty payments shall not exceed $160,000.
Funding Circle	$14,476.14	11.19%	2019	The loan is secured by a blanket lien on all of the issuer's business assets, excluding any real property.
Line of credit	$118,000.05	8%	2024	Upon default, which includes failure to make payments when due, the interest rate shall, if permitted by law, immediately increase by adding an additional 5 percentage point margin.
Term loan agreement	$56,253.00	0%	2020	If the issuer determines it

				cannot make future payments, the lender will forgive the loan.

Please also see the issuer's 2016 and 2017 reviewed financial statements, required by Item (t) below, which have been filed with the SEC with this offering statement as **Exhibit B**.

(q) A description of exempt offerings conducted within the past three years.

In 2016, the issuer issued 400,000 Common Shares at a price of $0 per share in a private offering exempt under Section 4(a)(2) of the Securities Act.

In 2016, the issuer sold 10,000 Preferred Shares, raising $50,000, in a private offering under SEC Rule 504.

In 2017, the issuer sold 12,500 Preferred Shares, raising $62,500, in a crowdfunding under Section 4(a)(6) of the Securities Act.

In 2017, the issuer sold 3,100 Preferred Shares raising $15,500 in a private offering under SEC Rule 504.

The proceeds were used for marketing, salaries; legal and marketing preparation for public offering; and professional development.

(r) A description of any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under such section, in which any of the following persons had or is to have a direct or indirect material interest:
(1) Any director or officer of the issuer;
(2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement is filed, the beneficial

owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

In 2017, Lynn Johnson received an employee salary totaling $67,621 and Allison Kenny received an employee salary totaling $26,757. Year-to-date for 2018, each has received an employee salary totaling $28,845. Please see Items (b) and (c) above for Ms. Johnson and Ms. Kenny's positions at and beneficial ownership in the issuer.

(s) A discussion of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations.

Each prospective investor should read the following discussion of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. Prospective investors should review the risk factors stated in Items (f) and (m) above, and elsewhere in this offering statement, as such factors could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion.

Operations

The issuer was incorporated on May 10, 2016 after conversion from Glitter & Razz Productions LLC. The issuer is currently revenue generating. Approximately 90% of its revenues come from summer camp enrollment fees. The additional revenues come from enrollment fees from other school-break camps, after-school programs, and merchandise.

Since inception, the bulk of our expenses have been in the following areas: (1) staff salaries (2) program space rental, (3) marketing, and (4) administrative expenses.

The issuer has achieved profits in the past but has been operating at a loss for the past two years as it has prepared for expansion. The issuer expects to be profitable again by 2020 by executing its business plan as described in Item (d) above. We expect that licensing the Go Girls! Curriculum through our Go Girls! Licensing Program will allow us to significantly increase our revenues without any significant increase of expenses.

With the process from this offering, we intend to build the online tools that licensees need to deliver the highest quality programming. These tools include (1) a website optimized for dynamic online learning on the part of licensees and (2) a web-based registration system for licensees to collect and track student and parent data. By focusing on these tech-based tools, we believe we will provide greater value to licensees as they build their businesses and can generate even more revenues through up-sales of various products.

To generate cash flow to support our operations, our primary focus will be on inbound marketing and sales of Go Girls! licensees. We are building on a list of prospects generated over the last 6 months and have a goal of selling 20-30 licenses by the end of 2018. We believe that with more licensed programs throughout the country, we will also increase our available market for the sale of Go Girls!-related merchandise.

Liquidity and Capital Resources

The proceeds from this offering will allow the company to complete the development of the Go Girls! Licensing Program, among other things. The company will need additional capital to complete these tools and have the sales system in place to bring on new licensees. The company's ability to continue as a going concern will depend on its ability to raise additional capital in this offering and ultimately its ability to once again achieve profitable operations and achieve positive cash flows.

(t) For offerings that, together with all other amounts sold under section 4(a)(6) of the Securities Act within the preceding 12-month period, have, in the aggregate, the following target offering amounts:

(1) $107,000 or less, the amount of total income, taxable income and total tax, or the equivalent line items, as reported on the federal income tax returns filed by the issuer for the most recently completed year (if any), which shall be certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns, and financial statements of the issuer, which shall be certified by the principal executive officer of the issuer to be true and complete in all material

respects. If financial statements of the issuer are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the information reported on the federal income tax returns or the certifications of the principal executive officer;

(2) More than $107,000, but not more than $535,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements; and

(3) More than $535,000, financial statements of the issuer audited by a public accountant that is independent of the issuer; provided, however, that for issuers that have not previously sold securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), offerings that have a target offering amount of more than $535,000, but not more than $1,070,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements.

The issuer's reviewed financial statements have been filed with this offering statement as **Exhibit B**.

(u) Any matters that would have triggered disqualification under §227.503(a) but occurred before May 16, 2016. The failure to provide such disclosure shall not prevent an issuer from continuing to rely on the exemption provided by section 4(a)(6) of the Securities Act if the issuer establishes that it did not know and, in the exercise of reasonable care, could not have known of the existence of the undisclosed matter or matters.

None.

(v) Updates regarding the progress of the issuer in meeting the target offering amount, to be provided in accordance with 17 CFR §227.203.

In accordance with 17 CFR §227.203, we will make publicly available on the CMS platform frequent updates regarding our progress in meeting our minimum target offering amount. We will also file a Form C-U to disclose the total amount of securities sold in the offering no later than five business days after the offering deadline, as required by 17 CFR §227.203.

(w) Where on the issuer's website investors will be able to find the issuer's annual report, and the date by which such report will be available on the issuer's website.

The annual report will be posted on our website at spotlightgirls.com/annualreport by April 15, 2019.

(x) Whether the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of 17 CFR §227.202.

No.

(y) Any material information necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

None. However, for more information about the offering, please see the **Exhibits** attached to this offering statement or filed with the SEC with this offering statement, and please see the issuer's crowdfunding page at crowdfundmainstreet.com.

List of Exhibits

Exhibit A: Articles of Incorporation
Exhibit B: 2016 and 2017 Reviewed Financial Statements
Exhibit C: Investor Deck
Exhibit D: Executive Summary
Exhibit E: The Go Girls! Culture Code
Exhibit F: Quotes of Support
Exhibit G: Crowdfunding Campaign Page (attached)
Exhibit H: Campaign Video Transcript

EXHIBIT G
CROWDFUNDING CAMPAIGN PAGE


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Spotlight: Girls
CA United States

Spotlight:Girls is a women-owned certified B Corp based in Oakland, CA. Our mission is to educate, inspire, and activate girls and women to take center stage. We produce media, events and learning experiences with and for girls and girl advocates that promote leadership, creativity, courage, connection, and radical care.

Since 2008, our highly recognized Go Girls!™ Camps and afterschool clubs have taught thousands of elementary and middle school-aged girls key social-emotional skills through the process of making their own plays, art, music, and media. Now, we are raising $250,000 to bring this movement nationwide.



#Education   #Community   #Multi-Media   #DiverseFounders
#WomanFounders   #SocialEnterprise   #Entertainment   #Arts

$2,000 RAISED
of $250,000 maximum target

$50K MINIMUM

48 DAYS LEFT   **3** INVESTMENTS

Invest

Offering

Equity

📄 Spotlight__Girls Executive Summary 2018 (1) (1).pdf

📄 spotlight.girls-2018-Investor Deck (1).pdf

📄 THE GO GIRLS! CULTURE CODE.pdf

📄 Go Girls Quotes of Support 2018.pdf

Mission

Spotlight: Girls is a women-owned, best for the world B Corp with a mission to educate, inspire, and activate girls & women to take center stage. We have been running Go Girls! - our successful summer camp and afterschool program for 10 years now.

Our qualitative data has proven that it works. Go Girls! are more confident, putting down perfectionism and taking more creative risks, setting healthy boundaries with their peers and others, and expressing their feelings in productive ways.

Now, girl advocates from across the country are stepping up to be part of this incredible movement by becoming licensed providers of Go Girls. In order to mobilize these entrepreneurs and leaders on a large scale, we are building the tech and media tools these women need to better facilitate their powerful in-the-room, face-to-face work with the girls.

Investment Perks

$1,000
Say Yes

20% off anything in the Spotlight: Girls store (including program registration) for 1 year

$5,000
I'm Proud

Everything from "Say Yes" and 2 complimentary spots for you and a friend in our upcoming Go Girls! Retreat for Women Leaders, Creatives, and Entrepreneurs

$10,000
My Light

Everything from "I'm Proud" and 1 year free Go Girls! license (for you or an individual/organization of your choice)

$25,000
Take Center Stage

Everything from "My Light" and a seat on the Spotlight: Girls Advisory Board

All campaigns are minimum or nothing; Spotlight: Girls will only receive funding if the minimum goal is reached.

Key Facts & Financials

- Go Girls!™ has grown from a single Oakland camp in 2008 serving 17 girls to approximately 500 girls a year.

- Go Girls! summer camps currently operate at a 50% gross margin and afterschool clubs at 70%.

- In 2016, we raised $62,500 in equity crowdfunding on the WeFunder platform

- In 2017, we became the first recipient of the Force for Good Fund.

- In 2017, we received our B Corp certification with a score of 118 and was recently named a "best for the world" B Corp.

- In 2017, we became an investee of RSF Social Finance's Women's Capital Collaborative.

- Our girl anthems, "My Light" and "I'm Proud", by the Alphabet Rockers, based on

📄 2016-2017 Reviewed Financial State...

📄 Articles of Incorporation with Plan of ...

📄 Spotlight Girls Form C.pdf

the Go Girls!™ Culture Code, are featured on their GRAMMY-nominated album, Rise Shine #Woke.

○ In 2017, we won a $50,000 marketing and PR package as part of She Knows Media's #ThePitch competition at the BlogHer conference in Orlando and featured on Forbes.com.

Spotlight: Girls Story

In 2006, Lynn Johnson and Allison Kenny, partners in life and business, founded a company called Glitter & Razz Productions, focused on creating high-quality, arts-based camps, classes, and birthday parties for kids in the San Francisco Bay Area.

Two years later, in a church basement in Oakland, 17 girls – and only girls – signed up for their summer camp. That had never happened before so Lynn and Allison decided to go for it and they made the theme of that summer "Go Girls!: The Magic & Power of Being a Girl." The camp session wound up being so successful, by every measure, that they asked participants, "If we do this again next year, on purpose, will you sign up?" The answer was a resounding "Yes!"

Over the next 4 years, Go Girls! programming grew and grew and Lynn and Allison knew they were onto something amazing. It was clear that, in order to become their boldest, bravest selves, girls needed safe and creative spaces to practice taking center stage. They redesigned their mission, rebranded, and restructured their programming to focus exclusively on the social/emotional health of girls.

The Founders





Lynn Johnson
CEO

Lynn Johnson is a visionary entrepreneur, speaker, and Co-Founder/CEO of Spotlight: Girls — an Oakland-based B Corp that inspires, educates, and activates girls & women to take center stage through a multi-media platform and summer camp.

To date, Lynn has raised over half a million dollars in capital to prepare to license Go Girls! ™ – their popular summer camp – nationally. She is the first recipient of the Force for Good Fund, a recipient of RSF Social Finance's Women's Capital Collaborative, and the winner of SheKnows Media's #ThePitch at BlogHer 2017.

In addition, Lynn works as a coach

Allison Kenny
Creative Director

Allison Kenny is an award-winner blogger, author, actor, and co-founder of Spotlight:Girls.

As an author, Allison has written and published Starring Celia, a chapter book about a fictional Go Girl, and Go Squirrel!, a series of coloring books aimed at teaching young readers complex social/emotional lessons through fun and accessible social stories.

for Jenny Kassan Consulting and serves on the Alameda County Commission on the Status of Women.

The Team



Chrissy Mulvihill

Program Director

An award-winning educator with over 25 years experience



Sabrina Walasek

Program Manager

Expert curriculum and toy designer, Formerly with Leap Frog and Little Passports



Brett Burton

Sales and Marketing Manager

Experienced business professional with focus on social impact



George Ison

Administrative Assistant

Over 10 years of experience working in diverse industries



Kaitlin McGaw

Musician & Founder, Alphabet Rockers

Partner & Collaborator of girl anthems "My Light" and "I'm Proud" which appear on the GRAMMY-nominated album, Rise Shine #Woke



Anasa Troutman

Founder & CEO, Culture Shift Creative

Cultural strategist, music industry veteran known for her work with India Arie & advising the Obama Administration on arts and culture. Partner in "Shelectricity," a girls' empowerment ecosystem that brings together technology, culture, and community

 http://spotlightgirls.com

Comments

Vanessa Warheit
Added about 1 month ago

Hi! This paragraph seems to be missing an essential phrase (after "multiplied by 10%),"):
In any year in which the Preferred Net Income Amount (defined as the amount derived from the following formula (the company's net income minus $100,000) multiplied by 10%), the Preferred Shareholders shall be entitled to receive, out of any funds and assets of the company legally available therefor, non-cumulative dividends equal to such Shareholder's pro rata share of the Preferred Net Income Amount, prior and in preference to the payment of any dividend on the Common Shares (other than a stock dividend that is payable in Common Shares).



Lynn Johnson Promoter
Added about 1 month ago

Hi Vanessa! Thanks so much for checking out our investment opportunity. Are you suggesting that something be edited in our term sheet or does something about our offer not make sense to you?

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